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                                                               FORM 3

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*  2.  Date of Event Re-     4. Issuer Name and Ticker or Trading
                                              quiring Statement        Symbol
   JNC Opportunity Fund Ltd.                  (Month/Day/Year)         Queen Sand Resources Inc. (QSRI) (the "Company")
   (Last)           (First)     (Middle)
                                               July 18, 2000        5. Relationship of Reporting Person     6. If Amendment,
   c/o Olympia Capital (Cayman) Ltd.                                   to Issuer (Check all applicable)        Date of Original
   Williams House, 20 Reid Street         3.  IRS or Social                                                 (Month/Day/Year)
                (Street)                      Security Number of       __ Director       X_ 10% Owner
                                              Reporting Person
                                              (Voluntary)                 Officer (give  __ Other (specify  7. Individual or Joint/
   Hamilton         Bermuda      HM11                                     title below)       below)            Group Filing (check
   (City)            (State)     (Zip)                                                                         Applicable Line)
                                                                          Executive Vice President          X  Form filed by One
                                                                          and Chief Financial Officer          Reporting Person

                                                                                                            __ Form filed by More
                                                                                                               than One Reporting
                                                                                                               Person
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                                       Table 1 - Non-Derivative Securities Beneficially Owned

                                      2. Amount of Securities     3. Ownership Form: Direct  4. Nature of Indirect Beneficial
1.  Title of Security                    Beneficially Owned          (D) or Indirect (I)        Ownership (Instr. 5)
    (Instr. 4)                           (Instr. 4)                  (Instr. 5)

Common Stock, $.00015 par value              13,288,334                      D(1)
("Common Stock")

*If form is filed by more than one reporting person see Instruction 5(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1)  Encore Capital Management, L.L.C., a Delaware limited liability company located at 12007 Sunrise Valley Drive, Suite 460,
     Reston, VA 20191 ("Encore"), has indirect beneficial ownership over all of the securities indicated on this Form 3 since, as investment advisor to JNC Opportunity Fund Ltd., it has shared dispositive power with respect to the securities indicated on this Form 3.  Encore also serves as investment advisor to Diversified Strategies Fund, L.P. ("DSF"), located at 108 South
     Madison Avenue, Louisville, Kentucky 40423, an Illinois Limited Partnership, which owns 283,827 shares of Common Stock.

                                                             Page 1 of 2
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                            Table II - Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable     3. Title and Amount of      4. Conversion or   5. Ownership     6. Nature of
   Security (Instr. 4)      and Expiration Date     Securities Underlying       Exercise Price     Form of Deri-    Indirect
-----------------------    (Month/Day/Year)         Derivative Security         of Derivative      vative Sec-      Beneficial
                                                    (Instr. 4)                  Security           urity: Dir-      Ownership
                         ------------------------  ----------------------                          ect (D) or In    (Instr. 4)
                                       Expira-                     Amount                          Direct (I)
                           Date Exer-  tion                       or Number                        (Instr. 4)
                           cisable     Date           Title       of Shares
                           ---------   ---------   -------------  ---------     --------------    --------------    ---------------

Common Stock Purchase    July 18, 1998 July 8, 2001   Common      364,500          $7.50              D(2)
 Warrant                                              Stock


Explanation of Responses:

(2)  DSF owns an identical warrant to purchase 10,500 shares of Common Stock.

                                                                           JNC Opportunity Fund Ltd.
                                                                                By: Encore Capital Management, L.L.C.,
                                                                                    its Investment Advisor

*    Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.                                          /s/ Neil T. Chau
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             ---------------------------        -------------
                                                                           Name:  Neitl T. Chau                    Date
                                                                           Title: Managing Member

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

                                                             Page 2 of 2

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